April 15, 2026

Andrew Shape
Chief Executive Officer
Stran & Company, Inc.
500 Victory Road, Suite 301
Quincy, MA 02171

       Re: Stran & Company, Inc.
           Registration Statement on Form S-3
           Filed April 9, 2026
           File No. 333-294949
Dear Andrew Shape:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Joseph J. Kaufman